MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

December 9, 2008

Dr. Alejandro Quesada

Coronado Corp.

Tibas del Correo

50 Metros Norte y 25 metros al Este

San Jose, Costa Rica

Dear Sir:

Regarding SEC comments of December 3, 2008 on the Form 10-K for the fiscal year ended March 31, 2008 filing for Coronado Corp., our response is as follows.

Comment #1:

Although all fieldwork was performed in Nevada, we received sufficient evidentiary material, documentation and confirmations, and through the use of alternative procedures, supported our opinion and issuance of our report.

Very truly yours,

Moore & Assoc

Moore & Associates, Chartered

Las Vegas, Nevada

6490 WEST DESERT INN RD, LAS VEGAS, NEVADA 89146 (702) 253-7499 Fax: (702)253-7501